COMPASS DIVERSIFIED HOLDINGS
COMPASS GROUP DIVERSIFIED HOLDINGS LLC
301 Riverside Avenue
Second Floor
Westport, Connecticut 06880
(203) 221-1703

July 14, 2022
VIA EDGAR SUBMISSION

Division of Corporation Finance
Office of Manufacturing
U.S. Securities and Exchange Commission
100 F Street, North East
Washington, D.C. 20549-3561
Attn: Beverly Singleton, Andrew Blume
Re:    Compass Diversified Holdings
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34927
Compass Group Diversified Holdings LLC
    Form 10-K for the Fiscal Year Ended December 31, 2021
    Filed: February 24, 2022
    File No: 001-34926

Ladies and Gentleman:
    On behalf of Compass Diversified Holdings (“Holdings”) and Compass Group Diversified Holdings LLC (the “LLC”) (collectively, the "Company"), set forth below is our response to the letter provided by the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated June 30, 2022 commenting on the above-captioned Form 10-K for the Fiscal Year Ended December 31, 2021 filed with the Commission on February 24, 2022 (the “Form 10-K”). For your convenience, we have set forth the Staff’s comments in bold, italic typeface followed by our response. References to “we,” “us,” “our” and “Registrant” refer to the Company. All other terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Form 10-K.

Form 10-K for the Fiscal Year Ended December 31, 2021

Reconciliation of Non-GAAP Financial Measures, page 114

1.We note your response to comment 2. We continue to believe your non-GAAP adjustment for “management fees” represents normal and recurring operating expenses necessary to operate your business and are inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations. Please revise your disclosures accordingly.
We acknowledge the Staff's comment and we will exclude management fees from our calculation of Adjusted EBITDA in future filings.

Financial Statements
Note C - Acquisition of Businesses, page F-18
2.     We have reviewed your response to comment 4 and have the following comments:
• Please clarify how the total purchase consideration disclosed for your acquisitions is consistent with the calculation of consideration transferred described in ASC 805-30-30-7. For example, we note that your Lugano purchase price allocation table on page F-18 appears to include the pass-through of funds provided by the noncontrolling interest holders and intercompany loans to the acquiree. Clarify why these items are included as total purchase consideration. As part of your response, explain how you determined the pass-through funds from the noncontrolling interest holders qualify under ASC 230 to be separately presented on a gross basis within investing and financing activities on your statement of cash flows. Also ensure the non-controlling pass-through amounts are separately quantified within your footnotes for each acquisition. Finally, clarify if your intercompany loans were paid to the acquirees or former owners of the acquirees and clearly explain to us how you account for these loans upon consolidation and where the related amounts are classified within your statement of cash flows and, if applicable, your balance sheet.

The purchase consideration as disclosed in our purchase price allocation for each acquisition is calculated in accordance with ASC 805-30-30-7 whereby the amount disclosed as “total purchase consideration” represents the fair value of the amount transferred to acquire the business. For each acquisition, we structure the transaction so that a newly created holding company ("Holding Company") acquires 100% of the equity interests in the acquired business. The entirety of the purchase consideration is paid by the Holding Company to the selling shareholders. A component of our acquisition financing strategy that we utilize in acquiring the businesses we own and manage is to provide both equity capital and debt capital, raised at the parent level through our existing credit facility. The debt capital is in the form of “intercompany loans” to the acquired business and are payable to the LLC. We present these loans within the purchase price allocation disclosure as an addition/ deletion in calculating net assets acquired when reconciling to the purchase consideration since these loans represent debt capital, however, these intercompany loans and the cash flows associated with them eliminate in the Company's consolidation and are not included in the balances of our consolidated balance sheet or the consolidated statement of cash flows.
As noted previously, when we acquire a business, the Holding Company will acquire 100% of the equity interests in the acquiree. The total purchase consideration is the cash paid to the selling shareholders and we will, from time to time, allow the selling shareholder to reinvest a portion of their proceeds alongside the Company at the same price per share, into the Holding Company that acquires the target business. The transaction is in effect an exchange whereby the selling shareholders will use a portion of the purchase consideration received for selling their shares in the acquired business to invest in the transaction alongside the Company. Once the acquisition transaction is complete, the selling shareholders no longer hold equity interests in the acquired company, but rather hold noncontrolling interest in Holding Company. Because they are investing in the transaction alongside the Company at the same price per share as the Company and are not retaining their existing equity in the acquired business, we include the amount provided by noncontrolling shareholders in the total purchase consideration. In our consolidated statement of cash flows, the purchase consideration paid to acquire the business is included in the line item “Acquisition, net of cash acquired” in the investing section, and the contribution that the noncontrolling interest holders make is include in the line item "Net proceeds provided by noncontrolling shareholders - acquisitions" in the financing section.
• We note that the "net assets acquired" is inclusive of goodwill. Since goodwill represents the residual excess amount determined under ASC 805-30-30-1, please tell us how you determined goodwill should be included within this line item.
We acknowledge the Staff's comment and we will revise our disclosure of the purchase price allocations in future filings to present identifiable assets acquired and liabilities assumed recognized separately from goodwill.

Note F - Operating Segment Data, page F-32

3. We note your response to comment 5 and have the following comments:
•Please appropriately title your segment profit loss and loss measure presented in accordance with ASC 280-10-50-22 to ensure that it is not confused with any line items included on your consolidated statements of operations. We note that the proposed MD&A title of "income (loss) from operations" is still similar to "operating income." Ensure that you also revise your MD&A disclosures to clearly explain what your segment measure represents and how it is calculated.
•Provide us with revised segment footnote reconciliation and MD&A tables that illustrate how your disclosures will appear going forward.
Each one of the Company's reportable operating segments represents a platform acquisition. The measure of profit and loss disclosed in our financial statements in accordance with ASC 280-10-50-22 represents the operating income (loss) for each reportable segment. Operating income (loss) is the measure of profit or loss used by our chief operating decision maker to make decisions about allocating resources to the segments and to assess segment performance. We will revise the segment disclosure to include the amount of corporate operating loss that is not attributable to a reportable segment and reconcile the amount of operating income (loss) to operating income in our Consolidated Statement of Operations for each year presented.
The following disclosure from the Form 10-K has been revised as marked to illustrate the revisions that we will make in future filings to our segment footnote disclosure and in our segment MD&A, (with additions underlined and deletions marked with a strikethrough). We have included one of our operating segments as an example of how we will revise the MD&A disclosure.
Proposed Segment Footnote Revision:
The tabular information that follows shows data for each of the operating segments reconciled to amounts reflected in the consolidated financial statements. The operations of each of the operating segments are included in consolidated operating results as of their date of acquisition. Segment operating income (loss) is the measure used to assess the performance of each business. Corporate consists of corporate overhead and management fees which are not allocated to any of the Company's reportable segments. There were no significant inter-segment transactions.

Segment Operating Income (Loss) ~~(1)~~	Year ended December 31,
(in thousands)	2021	2020	2019
5.11	$39,374	$30,087	$22,408
BOA	33,976	(1,021)	—
Ergobaby	9,087	5,194	10,404
Lugano	9,923	—	—
Marucci	16,419	(4,272)	—
Velocity Outdoor	39,725	24,925	(27,138)
Altor Solutions	17,962	15,939	14,292
Arnold	11,988	2,096	8,361
Sterno	19,877	25,772	44,810
Corporate	(58,828)	(43,604)	(47,147)
Total	$139,503	$55,116	$25,990
Reconciliation of segment operating income (loss) to consolidated income from continuing operations before income taxes:
Interest expense, net	(58,839)	(45,769)	(58,218)
Other income (expense), net	(1,184)	(2,459)	(2,046)
Amortization of debt issuance costs	(2,979)	(2,454)	(3,314)
Loss on debt extinguishment	(33,305)	—	(12,319)
Loss on sale of securities	—	—	(10,193)
Total consolidated income (loss) from continuing operations before income taxes	$43,196	$4,434	$(60,100)
Proposed Segment MD&A Revision (with corresponding revisions for each segment discussed in MD&A):
5.11
Overview
5.11 is a leading provider of purpose-built technical apparel and gear for law enforcement, firefighters, EMS, and military special operations as well as outdoor and adventure enthusiasts. 5.11 is a brand known for innovation and authenticity and works directly with end users to create purpose-built apparel, footwear and gear designed to enhance the safety, accuracy, speed and performance of tactical professionals and enthusiasts worldwide. 5.11 operates sales offices and distribution centers globally, and 5.11 products are widely distributed in uniform stores, military exchanges, outdoor retail stores, its own retail stores and on 511tactical.com.
Results of Operations

	Year ended December 31,
(in thousands)	2021		2020		2019
Net sales	$444,963	100.0%	$401,106	100.0%	$388,645	100.0%
Gross profit	$235,288	52.9%	$202,245	50.4%	$191,594	49.3%
Selling, general and administrative expense	$186,090	41.8%	$162,386	40.5%	$159,441	41.0%
Segment operating income	$39,374	8.8%	$30,087	7.5%	$22,408	5.8%

Please contact me at (203) 221-1703 and ryan@compassdiversified.com with any questions or further comments regarding our responses to the Staff's comments.

Sincerely,

    /s/ Ryan J. Faulkingham
    Ryan J. Faulkingham
    Chief Financial Officer

cc:    Ms. Kerri Tiernan, Compass Group Diversified Holdings LLC
    Mr. Evan A. Toebbe, Squire Patton Boggs (US) LLP
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